NEWS RELEASE

Crosshair Provides Corporate Update

July 26, 2013	(TSX: CXX) (OTCQB: CRHRF)

Crosshair Energy Corporation (TSX: CXX) (OTCQB: CRHRF) (“Crosshair” or the “Company”) announces that, in connection with its annual general and special meeting of shareholders on August 29, 2013 (the “Meeting”), it will seek shareholder approval for a proposed consolidation (the “Consolidation”) of its issued and outstanding common shares (the “Common Shares”) and for a change of its name.

Crosshair will be seeking shareholder approval to authorize, ratify and approve the implementation by Crosshair’s Board of Directors of a consolidation of all of its Common Shares on a ratio of up to ten (10) pre-consolidation Common Shares for every one (1) post-consolidation Common Share (the “Consolidation Ratio”). Shareholder approval of the Consolidation will authorize Crosshair’s Board of Directors to determine the Consolidation Ratio and to implement the Consolidation at any time within twelve months of such shareholder approval.

The Consolidation is being proposed in order to allow Crosshair greater flexibility in future corporate activities. Crosshair reserves the option of not proceeding with the proposed Consolidation. The proposed Consolidation is subject to shareholder approval and supporting documentation being accepted for filing by the Toronto Stock Exchange.

In conjunction with the proposed Consolidation, shareholders will also be asked to approve a change of name for the Company from Crosshair Energy Corporation to Jet Metal Corp.

The Company also reports that the TSX is reviewing the common shares of Crosshair (symbol: CXX) with respect to meeting the continued listing requirements of the TSX. Crosshair has been granted 120 days in which to regain compliance with these requirements, pursuant to the Remedial Review Process.

About Crosshair

Crosshair is active in the exploration and development of uranium and vanadium projects in North America. Its CMB Uranium/Vanadium Project, located in Labrador, Canada, has four currently defined resources - C Zone, Area 1, Armstrong and Two Time Zone. The Crosshair team is composed of knowledgeable and experienced professionals with global experience in exploration, mining and corporate finance that are committed to operating in an environmentally responsible manner.

ON BEHALF OF THE CROSSHAIR BOARD

"Mark J. Morabito"

EXECUTIVE CHAIRMAN

For Investor Relations, please call:
T: 604-681-8030 x.240
F: 604-681-8039
E: info@crosshairenergy.com
www.crosshairenergy.com

Cautionary Note Regarding Forward-Looking Information
Information set forth in this news release may involve forward-looking statements under applicable securities laws. Forward-looking statements are statements that relate to future, not past, events. In this context, forward-looking statements often address expected future business and financial performance, and often contain words such as "anticipate", "believe", "plan", "estimate", "expect", and "intend", statements that an action or event "may", "might", "could", "should", or "will" be taken or occur, or other similar expressions. Forward-looking statements or information relate to, among other things, the exploration potential of the Company's properties, the proposed consolidation of the Company’s common shares and the proposed change in the name of the Company. By their nature, forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause our actual results, performance or achievements, or other future events, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such factors include, among others, the following risks: the risks associated with outstanding litigation, if any; risks associated with project development; the need for additional financing; operational risks associated with mining and mineral processing; fluctuations in uranium and other commodity prices; title matters; environmental liability claims and insurance; reliance on key personnel; the potential for conflicts of interest among certain officers, directors or promoters with certain other projects; the absence of dividends; competition; dilution; the volatility of our common share price and volume; tax consequences to U.S. shareholders and other risks and uncertainties, including those described in the Risk Factors section in the Company’s Annual Report on Form 20-F for the financial year ended April 30, 2012 filed with the Canadian Securities Administrators and available at www.sedar.com. Forward-looking statements are made based on management's beliefs, estimates and opinions on the date that statements are made and the Company undertakes no obligation to update forward-looking statements if these beliefs, estimates and opinions or other circumstances should change, except as required by law. Investors are cautioned against attributing undue certainty to forward-looking statements.